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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             KOLLMORGEN CORPORATION
                           (NAME OF SUBJECT COMPANY)

                               ----------------

                             KOLLMORGEN CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                               ----------------

                    COMMON STOCK, PAR VALUE $2.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   500440102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                   JAMES EDER
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             KOLLMORGEN CORPORATION
                               1601 TRAPELO ROAD
                          WALTHAM, MASSACHUSETTS 02451
                                 (781) 890-5655
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                        COMMUNICATIONS ON BEHALF OF THE
                           PERSONS FILING STATEMENT)

                               ----------------

                                    COPY TO:
                             CREIGHTON O'M. CONDON
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

   The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Kollmorgen Corporation, a New York corporation (the "Company"). The address of the principal executive offices of the Company is 1601 Trapelo Road, Waltham, Massachusetts 02451, and the telephone number of the Company's principal executive offices is (781) 890-5655.

   The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $2.50 per share, of the Company (the "Common Stock"), including the related rights to purchase preferred stock (the "Rights" and, together with the Common Stock, the "Shares"). As of May 2, 2000, there were 10,357,822 shares of the Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

   The name, business address and business telephone number of the Company, which is the subject company and the entity filing this Schedule 14D-9, are set forth in Item 1 above.

   This Schedule 14D-9 relates to the cash tender offer disclosed in the Tender Offer Statement on Schedule TO, dated May 12, 2000 (the "Schedule TO"), the Offer to Purchase filed as Exhibit (a)(1) thereto (the "Offer to Purchase") and the related Letter of Transmittal filed as Exhibit (a)(2) thereto, filed by Danaher Corporation, a Delaware Corporation ("Danaher"), and King DC Acquisition Corp., a New York corporation ("Purchaser") and a wholly owned subsidiary of Danaher. The cash tender offer by Purchaser is for all outstanding Shares at a purchase price of $23.00 per Share, net to the seller in cash, without interest (the "Per Share Amount"), on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal and any amendments or supplements thereto (which collectively constitute the "Offer"). The Offer is being made by Purchaser pursuant to the Agreement and Plan of Merger, dated as of May 4, 2000 (the "Merger Agreement"), by and among the Company, Danaher and Purchaser, a copy of which is filed as Exhibit (e)(1) hereto and incorporated herein by reference.

   The Schedule TO states that the address of the principal executive offices of Purchaser is 1250 24th Street, N.W., Suite 800, Washington, D.C. 20037. A copy of the press release issued by Danaher on May 4, 2000 is filed as Exhibit
(a)(5) hereto and incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTION, NEGOTIATIONS AND AGREEMENTS.

   Except as described or referred to below, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser, its executive officers, directors or affiliates.

THE MERGER AGREEMENT

   The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which we have filed as Exhibit (e)(1) to this Schedule 14D-9.

   The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, Purchaser will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of the Company, Purchaser will not (a) decrease the Offer price or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought to be purchased in the Offer,
(c) impose additional conditions to the Offer, (d) waive the Minimum

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Condition (as hereinafter defined) or (e) amend any other term of the Offer in a manner adverse to the holders of Shares. Purchaser may extend the Offer, from time to time, if, at the then-scheduled Expiration Date of the Offer, any of the conditions to Purchaser's obligation to accept for payment and pay for all Shares shall not have been satisfied or waived; provided, however, that in the event that (a) the required waiting periods under U.S. federal antitrust laws or under certain applicable foreign statutes or regulations have not expired or terminated, Purchaser is required to extend the Offer, or (b) the consummation of the Offer is prohibited or is materially limited pursuant to applicable laws or pending legal actions (as set forth in paragraphs (a) and (b) of Annex I to the Merger Agreement), Purchaser is required to extend the Expiration Time (as defined in the Merger Agreement) for additional periods until the earlier of five business days after the time such limitations no longer exist or such time at which such limitations have become final. In addition, if all conditions to the Offer are satisfied and the number of Shares tendered and not withdrawn is more than 70%, but less than 90%, of the outstanding number of Shares on a fully diluted basis, Purchaser shall have the right, in its sole discretion, to extend the Offer from time to time for up to a maximum of seven additional business days in the aggregate beyond the latest Expiration Date.

   Recommendation. The Company has represented to Danaher in the Merger Agreement that the Board of Directors of the Company (the "Board") , at a meeting duly called and held, has (a) determined by unanimous vote that the Offer and the Merger are fair to and in the best interest of the Company's shareholders, (b) approved the Offer and the Merger Agreement in accordance with the NYBCL (as hereinafter defined), (c) recommended acceptance of the Offer and adoption of the Merger Agreement by the Company's shareholders (if such adoption is required by applicable law) and (d) taken all other action necessary to render the rights under the Rights Agreement (as hereinafter defined) inapplicable to the Offer and the Merger; provided, however, that such recommendation and approval may be withdrawn, modified or amended prior to the acceptance of payment of Shares only to the extent that the Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would constitute a breach of the Board's fiduciary obligations under applicable law. The Company further represented that Salomon Smith Barney Inc. ("Salomon Smith Barney") delivered to the Board a written opinion dated May 4, 2000, as to the fairness, from a financial point of view, to the holders of Shares (other than Danaher and its affiliates) of the cash consideration to be received by such holders pursuant to the Offer and the Merger.

   Directors. The Merger Agreement provides that, subject to compliance with applicable law, Danaher, promptly upon the payment by Purchaser for Shares pursuant to the Offer, and from time to time thereafter, is entitled to designate that number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (determined after giving effect to the directors so elected pursuant to such provisions) multiplied by the percentage that the aggregate number of Shares beneficially owned by Danaher or its affiliates bears to the total number of Shares then outstanding. The Company shall, upon request of Danaher, promptly take all actions necessary to cause designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors; provided, however, that, prior to the time the Merger becomes effective (the "Effective Time"), the Board shall always have at least two members who are not officers, directors, employees or designees of Purchaser or any of its affiliates, including the Company ("Purchaser Insiders"). If the number of directors who are not Purchaser Insiders is reduced below two prior to the Effective Time, the remaining director who is not a Purchaser Insider will be entitled to designate a person who is not a Purchaser Insider to fill such vacancy. Following the election or appointment of Danaher's designees and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for performance of any of the obligations or other acts of Danaher or Purchaser, any waiver of any of the Company's rights under the Merger Agreement or any other actions taken by the Company will require the concurrence of a majority of the directors of the Company then in office who are not Purchaser Insiders (or, in the case where there are two or fewer directors who are not Purchaser Insiders, the concurrence of one director who is not a Purchaser Insider) if that amendment, termination, extension, or waiver, could be reasonably likely to have an adverse effect on the minority shareholders of the Company.

   The Merger. The Merger Agreement provides that, at the Effective Time, Purchaser will be merged with and into the Company. Following the Merger, the separate corporate existence of Purchaser will cease

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and the Company will continue as the surviving corporation (the "Surviving
Corporation") and a wholly-owned subsidiary of Danaher.

   The Company has agreed pursuant to the Merger Agreement that, if required by applicable law in order to consummate the Merger, it will (a) duly call, give notice of, convene and hold a special meeting of the Company's shareholders as soon as practicable following the acceptance for payment of and payment for Shares by Purchaser pursuant to the Offer for the purpose of adopting the Merger Agreement; (b) prepare and file with the SEC a preliminary proxy statement relating to the Merger Agreement, and use its reasonable best efforts
(1) to obtain and furnish the information required to be included by the SEC in the Proxy Statement (as defined herein) and, after consultation with Danaher, to respond promptly to any comments made by the Securities and Exchange Commission ("SEC") with respect to the preliminary proxy statement and to cause a definitive proxy statement (the "Proxy Statement") to be mailed to its shareholders and (2) to obtain the necessary approvals of the Merger and adoption of the Merger Agreement by the Company's shareholders; and (c) (1) subject to the provisions described under "Recommendation" above, include in the Proxy Statement the recommendation of the Board that the Company's shareholders vote in favor of the approval of the Merger Agreement and (2) include in the Proxy Statement the opinion of Salomon Smith Barney. Danaher has agreed in the Merger Agreement that it will vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of Danaher's other subsidiaries in favor of the approval of the Merger and the Merger Agreement.

   The Merger Agreement further provides that, notwithstanding the foregoing, if Danaher, Purchaser or any other of Danaher's subsidiaries acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for the Shares by the Purchaser pursuant to the Offer without a meeting of the Company's shareholders in accordance with Section 905 of the NYBCL.

   Charter, By-Laws, Directors and Officers. The Certificate of Incorporation of Purchaser, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation of the Surviving Corporation, until amended afterward in accordance with the provisions of the Certificate of Incorporation of the Surviving Corporation and applicable law; provided, however, that such amendments are consistent with the rights of directors and officers to indemnification and insurance as described below under "Indemnification; Directors' and Officers' Insurance." The By-Laws of Purchaser in effect at the Effective Time will be the By-Laws of the Surviving Corporation, until amended afterward in accordance with the provisions of the By-Laws of the Surviving Corporation and applicable law. Subject to applicable law, (a) the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, and (b) the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation.

   Conversion of Securities. By virtue of the Merger and without any action on the part of the holders of the Shares, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares held by Danaher, Purchaser, any wholly-owned subsidiary of Danaher or Purchaser, in the treasury of the Company or by any wholly-owned subsidiary of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder of those Shares, will be canceled and retired and will cease to exist with no payment being made with respect thereto and (b) shares held by a holder who has not voted in favor of the Merger and who has demanded appraisal for those shares in accordance with the NYBCL ("Dissenting Shares")) will be canceled and retired and will be converted into the right to receive the Merger Consideration (as defined in the Merger Agreement), upon surrender of the Share Certificate formerly representing that Share. At the Effective Time, each share of common stock of Purchaser, issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation.


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   The Merger Agreement provides that, prior to the Effective Time, the Board
(or, if appropriate, any committee of the Board) will adopt appropriate resolutions and use its reasonable best efforts to provide for the cancellation or exercise, effective at the Effective Time, of all the outstanding options granted under any stock option or similar plan of the Company (the "Stock Plans"), or under any agreement, without any payment therefor except as otherwise discussed in this section. Immediately prior to the Effective Time, all options (whether vested or unvested) will be canceled (and to the extent exercisable shall no longer be exercisable) and will entitle each holder of an option, in cancellation and settlement therefor, to a payment, if any, in cash by the Company (less any applicable withholding taxes), at the Effective Time, equal to the product of (a) the total number of Shares subject to that option and (b) the excess, if any, of the Merger Consideration (or such greater price as provided in an applicable option agreement) over the exercise price per Share subject to that option.

   Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Danaher and Purchaser with respect to, among other matters, its organization and qualification, capitalization, subsidiaries, authority, required filings, consents and approvals, financial statements, public filings, litigation, compliance with law, employee benefit plans, environmental matters, material contracts (including government contracts and bids), opinion of financial advisor, information to be included in this Schedule 14D-9, the Proxy Statement or the other documents required to be filed with the SEC or any other governmental authority relating to the Offer and the Merger, intellectual property, tax status, condition of assets, relationships with customers and employees and the absence of any material adverse effects on the Company. Danaher and Purchaser have made customary representations and warranties to the Company with respect to, among other matters, its organization, qualifications, authority, required filings, consents and approvals, information to be included in this Schedule 14D-9, the Proxy Statement or the other documents required to be filed with the SEC or any other governmental authority relating to the Offer and the Merger, availability of funds and ownership and lack of prior activities of Purchaser.

   Covenants. The Merger Agreement obligates the Company and its subsidiaries, from the date of the Merger Agreement until the Effective Time, to conduct their operations only in the ordinary and usual course of business consistent with past practice, and obligates the Company and its subsidiaries to use their reasonable best efforts to preserve intact their business organizations, to keep available the services of their present officers and key employees and to preserve the good will of those having business relationships with them. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of the Company prior to the Effective Time, which provide that the Company will not (and will not permit any of its subsidiaries to) take certain actions without the prior written consent of Danaher, including, among other things, actions related to amendments to the Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") or the By-Laws of the Company, issuances or sales of its securities, changes in capital structure, dividends and other distributions, repurchases or redemptions of securities, material acquisitions or dispositions, increases in compensation or adoption of new benefit plans and certain other material events or transactions, subject to specified exceptions.

   Access to Information. The Merger Agreement provides that, subject to applicable law, until the Effective Time, the Company will give Danaher and Purchaser and their representatives full access, during normal business hours, to the offices and other facilities and to the books and records of the Company and its subsidiaries, and will provide Danaher and Purchaser copies of documents filed pursuant to U.S. federal or state securities laws during this period, and, upon reasonable request, other information with respect to the business and operations of the Company and its subsidiaries.

   Efforts. Subject to the terms and conditions provided in the Merger Agreement, each of the Company, Danaher and Purchaser will cooperate and use all reasonable efforts to make or cause to be made all filings necessary or proper under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement.

   Each of the parties to the Merger Agreement also has agreed to use its reasonable best efforts to obtain, as promptly as practicable, all consents of any governmental authorities or any other person required in connection

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with, and waivers of any violations that may be caused by, the consummation of the transactions contemplated by the Merger Agreement; provided, however, that neither Danaher nor the Company would be required to divest, hold separate or otherwise materially restrict the operations of any of their businesses or assets, in order to consummate the transactions contemplated by the Offer and the Merger Agreement.

   Public Announcements. The Merger Agreement provides that the Company, on the one hand, and Danaher and the Purchaser, on the other hand, agree to consult promptly with each other prior to issuing any press release or otherwise making any public statement with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, agree to provide to the other party for review a copy of any such press release or statement, and shall not issue any such press release or make any such public statement prior to such consultation and review, unless required by applicable law or any listing agreement with a securities exchange.

   Employee Benefit Arrangements. With respect to employee benefit matters, the Merger Agreement provides that, from and after the Effective Time, Danaher will honor, or Danaher will cause to have honored, obligations under certain specified employee benefit plans of the Company. The Merger Agreement also provides that for the period ending December 31, 2000, the Surviving Corporation will continue the employee benefit plans of the Company (other than those providing equity-based compensation) and thereafter the Surviving Corporation will provide its employees (and those of its subsidiaries) with compensation programs and employee benefits which are substantially the same as or not less favorable in the aggregate than those in effect with respect to similarly situated employees of Danaher. The Merger Agreement also provides that through the period ending on the first anniversary of the Effective Time, severance benefits available to employees of the Company will be no less favorable than those severance benefits as in effect on the date of the Merger Agreement. The Merger Agreement also provides that, from and after the Effective Time, Danaher will provide, or Danaher will cause to provide, to persons who are retired salaried employees of the Company, as of the Effective Time, retiree medical benefits that are substantially comparable to those provided to those retired salaried employees of the Company as of the Effective Time.

   Indemnification; Directors' and Officers' Insurance. Pursuant to the Merger Agreement, Danaher has agreed that from and after the Effective Time all rights to indemnification, defense and advancement of funds existing at the date of the Merger Agreement in favor of individuals who were directors, officers, employees or agents of the Company or any of its subsidiaries at or prior to the Effective Time as set forth in the Certificate of Incorporation or By-Laws of the Company shall survive the Merger and shall continue in full force and effect, and will not be amended by the Surviving Corporation for a period of six years from the Effective Time in any manner that would adversely affect the rights of those individuals, unless such modification is required by law. The Company, and following the purchase of any Shares by Purchaser, Danaher will, regardless of whether the Merger becomes effective, indemnify, and after the Effective Time, will cause the Surviving Corporation, to indemnify those individuals against all claims or liabilities arising out of actions or omissions occurring on or prior to the Effective Time. Danaher also has agreed that it will maintain the directors' and officers' liability insurance policy in effect as of the date of the Merger Agreement until the fourth anniversary of the Effective Time, subject to limitations in the Merger Agreement. In the event that Danaher or the Surviving Corporation consolidates or merges with another person or transfers its assets to another person, it shall make proper provisions to assure that these obligations are assumed.

   Notification of Certain Matters. Danaher and the Company have agreed to promptly notify each other of (a) the occurrence or non-occurrence of any fact or event which would be reasonably likely (1) to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect at any time prior to the Effective Time or (2) to cause any covenant, condition or agreement under the Merger Agreement not to be complied with or satisfied and (b) any failure of the Company, Danaher or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement. Each of the Company, Danaher and Purchaser is also required to give prompt notice to the other parties of any notice or communication from any third party

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alleging that the consent of that third party is or may be required in connection with the transactions contemplated by the Merger Agreement.

   Rights Agreement. The Company has agreed in the Merger Agreement that it will not (a) redeem the preferred share purchase rights, (b) amend the Rights Agreement or (c) take any action which would allow any Person (as defined in the Rights Agreement) other than Danaher or Purchaser to acquire beneficial ownership of 20% or more of the Shares without causing a Distribution Date or a Triggering Event (as each such term is defined in the Rights Agreement) to occur.

   State Takeover Laws. The Merger Agreement provides that each party will, upon the request of the other party, take all reasonable steps to assist in any challenge by that other party to the validity or applicability to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, of any state takeover law.

   No Solicitation. The Merger Agreement requires the Company to, and to direct its affiliates and their respective officers, directors (in their capacity as such), employees, representatives and agents to, immediately cease any existing discussions or negotiations with any parties with respect to any Acquisition Transaction (as defined below). The Merger Agreement further provides that, prior to the Effective Time, the Company will not authorize or permit any of its subsidiaries or any of its or its subsidiaries' directors (in their capacity as such), officers, employees, agents or representatives, directly or indirectly, to solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to any merger, liquidation, recapitalization, consolidation or other business combination involving the Company or its subsidiaries or acquisition of more than 5% of the capital stock or any material portion of the assets of the Company or of its subsidiaries, or any combination of the foregoing (an "Acquisition Transaction"), or negotiate or engage in substantive discussions with any person with respect to any Acquisition Transaction, or enter into or resolve to enter into any agreement, arrangement or understanding with respect to any Acquisition Transaction or requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement; provided, however, that the Company may, prior to the purchase of shares of common stock pursuant to the Offer, furnish information to, and negotiate or otherwise engage in substantive discussions with, any person who has delivered a bona fide written proposal for an Acquisition Transaction if the Board determines in good faith following consultation with outside counsel and financial advisors, that such a transaction is reasonably likely to result in a transaction that is superior in comparison to the Offer and the Merger and the terms of the Merger Agreement to the Company's shareholders from a financial point of view and to the Company, taking into account the terms and conditions thereof, the likelihood of consummation and the time required to complete such transaction (a "Superior Proposal"), under applicable law, provided that prior to furnishing non-public information to any such party, (a) the Company shall have entered into a confidentiality agreement containing confidentiality terms at least as favorable to the Company as those of the letter agreement dated September 13, 1999 between Danaher and the Company and (b) shall provide Danaher or Purchaser copies of all proposed written arrangements or understandings, including the forms of any agreements supplied by third parties, and all applicable financial statements and evidence of any planned financing with respect to such Superior Proposal (and a description of all material oral agreements with respect to such Superior Proposal).

   The Merger Agreement further provides that, from and after the execution of the Merger Agreement, the Company will promptly advise Danaher of any discussions, negotiations or proposals relating to an Acquisition Transaction, identify the offeror and furnish to Danaher a copy of any such proposal if it is in writing or a written summary of any such proposal relating to an Acquisition Transaction if it is not in writing, and that the Company will promptly advise Danaher of any significant development relating to any such proposal, including results of any discussions or negotiations with respect to that proposal.

   Convertible Debentures. The Merger Agreement provides that Danaher will enter, as of the Effective Time, into such supplemental indentures as may be required under the terms of the indenture for the 8.75% Convertible Debentures due 2009.


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   Conditions to Consummation of the Merger. Pursuant to the Merger Agreement,
the respective obligations of Danaher, Purchaser and the Company to consummate the Merger are subject to the satisfaction or waiver, at or before the Effective Time, of each of the following conditions: (a) the Company's shareholders will have duly adopted the Merger Agreement if required by applicable law; (b) Purchaser will have accepted for payment and paid for Shares in an amount sufficient to meet the Minimum Condition and otherwise pursuant to the Offer in accordance with the terms of the Merger Agreement; provided, however, that this condition shall be deemed to be satisfied with respect to the obligation of Danaher and Purchaser to effect the Merger if Purchaser's failure to accept for payment or pay for Shares constitutes a violation of the terms of the Offer or of the Merger Agreement; (c) consummation of the Merger will not have been restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any governmental authority and there will not be any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any governmental authority which prevents the consummation of the Merger or has the effect of making the acquisition of Shares in the Merger illegal; and (d) any applicable waiting period will have expired under the HSR Act or under any material applicable foreign laws.

   Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the Company's shareholders (with any termination by Danaher also being an effective termination by Purchaser):

     (a) by the mutual written consent of Danaher and the Company, by action of their respective Boards of Directors;

     (b) by Danaher or the Company if (1) Purchaser fails to commence the Offer on or prior to May 15, 2000, or (2) Purchaser will not have accepted for payment and paid for the Shares pursuant to the Offer in accordance with the terms of the Offer on or before September 30, 2000, provided, however, that neither Danaher nor the Company may terminate the Merger Agreement pursuant to this paragraph if such failure to accept for payment and pay for the Shares is due to a material breach of the Merger Agreement by that terminating party;

     (c) by Danaher or the Company if the Offer expires pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased under the Offer other than due to a breach by the terminating party of the Merger Agreement;

     (d) by Danaher or the Company if any court of competent jurisdiction or other governmental authority will have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger or the acceptance for payment of, or payment for, Shares pursuant to the Offer and that order, decree or ruling or other action will have become final and nonappealable, provided that the party seeking to terminate the Merger Agreement will have used its reasonable best efforts to remove or lift such order, decree or ruling;

     (e) by the Company if, prior to the acceptance for payment of Shares pursuant to the Offer, the Board will have determined to recommend a Superior Proposal to its shareholders and to enter into a binding written agreement concerning that Superior Proposal after making the determination described under "No Solicitation" above; provided that the termination described in this paragraph shall not be permissible unless and until (1) the Company shall have provided Purchaser and Danaher prior written notice at least five business days prior to such termination that the Board has authorized and intends to effect the termination of the Merger Agreement pursuant to this paragraph, including copies of all proposed written agreements, arrangements, or understandings, including the forms of any agreements supplied by third parties and all applicable financial statements and evidence of any planned financing, with respect to such Superior Proposal (and a description of all material oral agreements with respect thereto), (2) the Board shall have determined, in good faith and after consultation with its legal and financial advisors, that the foregoing Acquisition Transaction constituted, at the time of such determination to terminate the Merger Agreement, and still constitutes a Superior Proposal and (3) prior to such termination the Company shall have paid to Danaher the Termination Fee (as defined below) and the Expense Fee (as defined below);

     (f) by Danaher, prior to the purchase of the Shares, if the Board (1) will have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, (2) will have approved or recommended any Acquisition Transaction, (3) the Company will have breached
  Section 6.8(a) of the Merger Agreement, or (4) will have resolved to effect any of the foregoing; and

     (g) by Danaher, prior to the purchase of the Shares, if the Minimum Condition will not have been satisfied by the close of business on the business day immediately preceding September 30, 2000, and an Acquisition Transaction will have been publicly announced or disclosed.

   In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders, other than certain specified provisions, which shall survive any such termination; provided, that no party would be relieved from liability for any willful breach of the Merger Agreement.

   Fees and Expenses. Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring those expenses. In the event that the Merger Agreement is terminated pursuant to paragraph (e) or (f) under "Termination" above (other than termination pursuant to paragraph (f)(1) under "Termination" if no Acquisition Proposal shall have been publicly announced) then the Company will, within one business day after that termination, pay Danaher a termination fee of $10,000,000 (the "Termination Fee") plus Danaher's aggregate expenses not to exceed $1,000,000 (the "Expense Fee"). In the event that the Merger Agreement is terminated pursuant to such paragraph (f)(1) (if no Acquisition Proposal shall have been publicly announced) or paragraph (g) under "Termination" and within such 12 months of the date of that termination of the Merger Agreement an Acquisition Transaction is consummated, then the Company will, prior to or simultaneously with the consummation of that transaction, pay Danaher the Termination Fee and the Expense Fee.

   Amendment. The Merger Agreement may be amended by the Company, Danaher and Purchaser at any time before or after any approval of the Merger Agreement by the Company's shareholders but, after any such approval, no amendment will be made which decreases the price to be paid in the Merger or which adversely affects the rights of the Company's shareholders thereunder without the approval of the Company's shareholders.

   Extension; Waiver. Subject to the Merger Agreement, at any time prior to the Effective Time, the parties to the Merger Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties contained therein of any other party thereto or in any document, certificate or writing delivered pursuant to the Merger Agreement by any other party to the Merger Agreement, or
(c) waive compliance by any other party with any of the agreements or conditions therein.

   Effects of Inability to Consummate the Merger. Pursuant to the Merger Agreement, following the consummation of the Offer and subject to certain other conditions, Purchaser will be merged with and into the Company. If, following the Offer, approval of the Company's shareholders is required by applicable law in order to consummate the Merger of Purchaser with the Company, the Company will submit the Merger to the Company's shareholders for approval. If the Merger is submitted to the Company's shareholders for approval, the Merger will require the approval of the holders of not less than two-thirds majority of the outstanding Shares, including the Shares owned by Purchaser. Provided that the Minimum Condition is satisfied without being reduced or waived, Danaher will own sufficient Shares to ensure that the required vote of the Company's shareholders will be obtained and that the Merger will be consummated.

   If the Merger is consummated, the Company's shareholders who elected not to tender their the Shares in the Offer will receive the same amount of consideration in exchange for each Share as they would have received in the Offer.

   If, following the consummation of the Offer, the Merger is not consummated, Danaher, which owns 100% of Purchaser's common stock, indirectly will control the number of Shares acquired by Purchaser pursuant to the Offer. Under the Merger Agreement, promptly following payment by Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, subject to applicable law, the Company has agreed to take all actions necessary to cause a majority of the directors of the Company to consist of persons designated by Danaher (whether, at the election of the Company, by means of increasing the size of the Board or seeking the resignation of directors and causing Danaher designees to be elected). As a result of its ownership of such Shares and right to designate nominees for election to the Board, Danaher, indirectly, will be able to influence decisions of the Board and the decisions of Purchaser as a shareholder of the Company. This concentration of influence in one shareholder may adversely affect the market value of the Shares.

   If Danaher controls more than 50% of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, shareholders of the Company, other than those affiliated with Danaher, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval. If, for any reason following completion of the Offer, the Merger is not consummated, Danaher and Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

EMPLOYMENT AGREEMENTS AND OTHER EMPLOYMENT MATTERS

   Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the "Information Statement") that is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference.

   Employment Contracts, Termination Of Employment And Change Of Control Arrangements. The Company entered into employment agreements with Messrs. Gideon Argov, Robert J. Cobuzzi and Willy L. Verbrugghe at the time each of them joined the Company. Each agreement protects the Company from disclosure of confidential information by the executive and contains the executive's covenant not to compete with the Company following termination of employment under certain circumstances. The agreement with Mr. Argov, the Company's Chairman of the Board, President and Chief Executive Officer, provides for the initial annual base salary, describes the employee benefit plans under which he is entitled to participate, and provides that if the Company terminates his employment other than for "Cause" (as defined in the agreement) he will be entitled to receive an amount equal to his current base salary, in a lump sum. The agreements with Messrs. Cobuzzi and Verbrugghe, respectively, the Company's Chief Financial Officer, Treasurer and Senior Vice President, and Vice President and President of the Industrial & Commercial Products Group, provide for the initial annual base salary on the date of hire, describe the employee benefit plans under which each is entitled to participate and provide that in the event of termination, other than for "Cause", each individual is entitled to his current base salary, in lump sum. In addition, pursuant to his agreement, Mr. Verbrugghe received a bonus of $75,000 upon joining the Company.

   The Company has entered into employment agreements with each of Messrs. Argov, Cobuzzi, Verbrugghe, Daniel F. Desmond and James A. Eder that will trigger a term of employment of two years upon a Change of Control (as hereinafter defined). During the term of the employment period, the executive, among other things, is entitled to (a) receive an annual base salary at his current rate, and (b) participate in all incentive and benefit plans at the same levels in effect immediately prior to the Change of Control. If the executive's employment is terminated without cause or for good reason (as defined in the agreements) during the two year term following a Change of Control, the executive shall be entitled to a lump sum payment, equal to two and one-half times (a) the current annual salary, and (b) the average of the two most recent annual incentive bonuses. In addition, the executive shall be entitled to a continuation of welfare benefits for a period of thirty months following the date of termination. If any payment or distribution by the Company to the executive is determined to be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, he is entitled to receive from the Company a payment on an after-tax basis equal to the excise tax imposed. A "Change of Control" is generally defined for purposes of the agreements as (i) the acquisition of 30% or more of the outstanding shares of Common Stock, (ii) a change in a majority of the Board, unless approved by the incumbent directors (other than as a result of a contested election), and (iii) certain reorganizations, mergers, consolidations, liquidations or dissolutions.

   Pension Plan. All salaried employees with one year of service, including executive officers of the Company, are participants in the Kollmorgen Corporation Salaried Employees Retirement Plan (the "Plan"). The Plan is a defined benefit plan, and the benefits are not reduced by Social Security benefits or by payments from other sources. In the event of a termination of the Plan following a Change in Control (as defined in the Plan), any assets of the Plan remaining after provision is made for all benefits thereunder will be used to supplement such benefits. This provision may not be amended or terminated following a Change in Control. Benefits under the Plan are based upon years of service and the highest consecutive five year average annual base salaries. For the year ended December 31, 1999, the credited years of service of Messrs. Argov, Cobuzzi, Desmond, Eder and Verbrugghe under the Plan are 9, 8, 26, 23, and 0 respectively.

   The following table sets forth the annual benefits which would become payable at age 65 under the Plan based upon a straight life annuity form of benefit and various levels of covered compensation and years of service:

                     YEARS OF SERVICE AT RETIREMENT IN 2000

      FINAL AVERAGE
       EARNINGS AT                                                                       30 OR
       RETIREMENT             15                  20                  25                 MORE
      -------------         -------             -------             -------             -------
        $100,000            $24,345             $32,460             $40,575             $48,690
         125,000             31,095              41,460              51,825              62,190
         150,000             37,845              50,480              63,075              75,690
         175,000             40,545              54,060              67,575              81,090
         200,000             40,545              54,060              67,575              81,090
         250,000             40,545              54,060              67,575              81,090
         300,000             40,545              54,060              67,575              81,090
         350,000             40,545              54,060              67,575              81,090
         400,000             40,545              54,060              67,575              81,090

   Annual benefits provided by the Company under this Plan are subject to certain restrictions and limitations under the Internal Revenue Code of 1986, as amended (the "Code"), and applicable regulations, as in effect from time to time. Currently the Code prohibits tax-qualified defined benefit pension plans from taking into account for benefit calculation any compensation in excess of $170,000 ($160,000 for years 1999, 1998, 1997; $150,000 for 1996) per annum and limits annual benefit payments under such plans to $130,000. These limits and prohibitions are indexed for inflation.

CONSULTING AGREEMENTS

   At the time Danaher entered into the Merger Agreement, Danaher also entered into a consulting agreement with Gideon Argov, which consulting agreement would become effective on the date of the consummation of the Merger.

   Mr. Argov's consulting agreement provides that he will serve as a consultant for a period of six years beginning with the consummation of the Merger. Mr. Argov's primary responsibilities are likely to be assisting in the transition of the Company to Danaher management and assisting with intellectual property claims and a pending acquisition. The consulting agreement also provides for a non-competition period during the consulting period and for two years thereafter. Mr. Argov's consulting agreement is not terminable by Danaher for any reason other than the death or permanent disability of Mr. Argov, or a continued material breach by Mr. Argov of the provisions of the consulting agreement, which breach is (if curable) not cured by Mr. Argov within 10 days after Danaher has delivered to him a written notice setting forth the nature of that breach in reasonable detail. Pursuant to the consulting agreement, Mr. Argov will be paid a consulting fee of $1,000,000 at the Effective Time and $78,991.34 per month thereafter for the duration of the consulting period. Mr. Argov will also be paid 2% of the value of each settlement or judgment reached by or awarded to the Surviving Corporation or any of its affiliates at any time prior to the sixth anniversary of the Effective Time in respect of certain legal actions initiated by the Company, as well as a finder's fee of 2% of the aggregate value of the consideration paid by the Company in connection with the consummation of a pending acquisition.

   The Company understands that Danaher has communicated its intent to enter into consulting agreements with certain executives of the Company following consummation of the Merger.

AMENDMENT TO THE RIGHTS AGREEMENT

   The Company and Fleet National Bank f/k/a BankBoston, N.A., parties to the Amended and Restated Rights Agreement, dated as of October 22, 1998, as amended by Amendment No. 1 to the Amended and Restated Rights Agreement, dated as of December 13, 1999 (the "Rights Agreement"), further amended the Rights Agreement by the terms and conditions set forth in Amendment No. 2 to the Amended and Restated Rights Agreement, dated as of May 4, 2000 ("Amendment No. 2"), a copy of which amendment is included as Exhibit (e)(10) hereto as is incorporated herein by reference. Pursuant to Amendment No. 2, neither Danaher, Purchaser, nor any of their Affiliates or associates shall be deemed to be an Acquiring Person (as such terms are defined in the Rights Agreement) solely by virtue of (a) the approval, execution, delivery or performance of the Merger Agreement, (b) the making or consummation of the Offer or the Merger in accordance with the provisions of the Merger Agreement or any public announcement relating thereto, (c) the acquisition of the Shares in accordance with the provisions of the Merger Agreement pursuant to the Offer or the Merger or (d) the consummation of any other transaction to be effected pursuant to the Merger Agreement in accordance with the provisions thereof. A copy of the Rights Agreement is included as Exhibits (e)(8) and (e)(9) hereto and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

RECOMMENDATION

   On May 4, 2000, the Board unanimously determined that the Offer and the Merger are fair to and in the best interests of the shareholders of the Company, approved and adopted the Merger Agreement and recommends that the Company's shareholders accept the Offer and tender their shares.

BACKGROUND

   In August 1999, representatives of Lehman Brothers Inc. ("Lehman"), as financial advisor to Danaher, contacted Salomon Smith Barney, financial advisor to the Company, to indicate an interest in the Company. Lehman indicated to Salomon Smith Barney that a representative of Danaher would be interested in meeting with a representative of the Company to discuss a possible business combination.

   On September 10, 1999, Mr. George M. Sherman, the President and Chief Executive Officer of Danaher, met with Mr. Gideon Argov, the Chairman of the Board, President and Chief Executive Officer of the Company. At that meeting, Mr. Sherman indicated that Danaher would be interested in considering a possible acquisition of the Company, subject to the satisfactory completion of due diligence investigations and the negotiation of a definitive merger agreement. Danaher subsequently signed a confidentiality and standstill agreement with the Company on September 13, 1999.

   Representatives of Danaher and the Company met again on September 23, 1999. The September 23, 1999 meeting was attended by Mr. Argov, other members of the Company's senior management and representatives of Salomon Smith Barney, and Mr. Sherman, other members of Danaher's senior management and representatives of Lehman. The Company made a presentation concerning its business at this meeting.

   Over the period between September 23, 1999 and March 1, 2000, representatives of the Company provided information to Danaher regarding its business.

   On March 1, 2000, Mr. Sherman and Mr. Argov met to discuss further the extent and nature of Danaher's interest in acquiring the Company. At that meeting, Mr. Sherman and Mr. Argov agreed to schedule another meeting between representatives of Danaher and the Company at which an additional presentation of the business of the Company would be made.

   On March 8, 2000, Mr. Argov, Mr. Robert J. Cobuzzi, Vice President and Chief Financial Officer of the Company, Mr. Keith Jones, Corporate Controller and Chief Accounting Officer of the Company and Mr. James A. Eder, Vice President, Secretary and General Counsel of the Company and representatives of Salomon Smith Barney met with Mr. Sherman and other members of Danaher's senior management and representatives of Lehman for an in-depth presentation on the business of the Company.

   On March 30, 2000, Mr. Argov and Mr. Sherman met to discuss a possible business combination of the two companies.

   On April 7, 2000, Mr. Sherman and Mr. Argov again discussed the possible business combination of the two companies. Mr. Sherman indicated that Danaher would be willing to consider making an offer for all outstanding Shares for a price in the low $20s, subject to satisfactory completion of due diligence and agreement between Danaher and the Company on other aspects of the proposed transaction.

   Over the two weeks following the April 7, 2000 meeting, representatives of Danaher and the Company spoke periodically, continued discussions regarding the proposed purchase price and agreed to the overall structure of the transaction, subject to completion of due diligence and negotiation of other terms and conditions of the transaction. The companies also agreed on a due diligence schedule. It was during this period that the possibility of a Consulting Agreement between Mr. Argov and Danaher was raised.

   On April 18, 2000, the Board held a meeting at which the management of the Company and representatives of Salomon Smith Barney updated the Board concerning the discussions with Danaher. At this meeting, the Board indicated the Company's officers and other representatives should continue to pursue discussions with Danaher concerning a possible business combination, provided that the purchase price would be no less than $23 per Share and satisfactory agreement was reached on other terms and conditions relating to the transaction, which would be submitted to the Board for final approval.

   On April 21, 2000, the Board held a meeting at which the management of the Company updated the Board concerning the discussions with Danaher.

   On April 24, 2000, representatives of the Company made another presentation to representatives of Danaher on the business of the Company.

   Between April 24, 2000 and May 4, 2000, Danaher conducted its due diligence investigations of the Company. During that period, the Company's representatives and Danaher's representatives negotiated the terms of the Merger Agreement. In addition, the terms of the Consulting Agreement were also negotiated during this period.

   On May 3, 2000, the Board of Directors of Danaher were presented with a discussion of the results of due diligence and the terms of the proposed transaction by Mr. Sherman and other members of Danaher's management. At this meeting, the Board of Directors of Danaher unanimously approved the Merger Agreement and Consulting Agreement, subject to satisfactory negotiation of the final terms of each.

   On May 3, 2000 and again on May 4, 2000, the Board met to discuss the status of negotiations with Danaher and the terms of the proposed business combination. At the May 3, 2000 meeting, a form of the Merger Agreement was presented to and reviewed with the Board by the Company's attorneys. Also at this meeting, Salomon Smith Barney reviewed with the Board its financial analysis of the Per Share Amount. At the May 4, 2000 meeting, the Board received an update with respect to the proposed transaction from the Company's attorneys, and Salomon Smith Barney reviewed and delivered to the Board its opinion as to the fairness, from a financial point of view, of the Per Share Amount to the holders of Shares (other than Danaher and its affiliates). After full discussion, the Board determined that the Offer and the Merger were in the best interests of the Company's shareholders and unanimously approved the Per Share Amount, Merger Agreement and related transactions.

   The Merger Agreement was finalized and executed, and a press release announcing the proposed Offer and the Merger was issued, on May 4, 2000.

REASONS FOR THE BOARD'S RECOMMENDATION

   In adopting the Merger Agreement and approving the transactions contemplated thereby, and recommending that shareholders accept the Offer and tender their Shares pursuant to the Offer, and approve the Merger and adopt the Merger Agreement, the Board considered a number of factors, including, in addition to the factors mentioned in "Background of the Offer" above in this Item 4, the following:

     1. The financial and other terms of the Offer and the Merger Agreement.

     2. The current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company's business operates.

     3. That the Per Share Amount to be received in the Offer and the Merger represents a premium of 42.64% over the closing price of the Company's Common Stock ($16 1/8) on the NYSE on May 3, 2000 (the last full trading day prior to the execution of the Merger Agreement), a 75.53% premium over the average closing sales price for Shares for the 20 trading days ended May 3, 2000 and a 36.30% premium over the highest closing price per share of the Company's Common Stock over the last 15 months. The Board also considered the form of consideration to be paid to the holders of the Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock. The Board was aware that the consideration received by holders of Shares in the Offer and the Merger would be taxable to such holders for federal income tax purposes.

     4. The Board's review with respect to the Company's future prospects, including trends in the industry in which the Company's business operates and the strategic alternatives available to the Company, including the Company's alternative to remain an independent public company and the possibility of acquisitions or mergers with other companies in such industries and other extraordinary corporate transactions, as well as the risks and uncertainties associated with such alternatives.

     5. The opinion of Salomon Smith Barney dated May 4, 2000 to the Board to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Per Share Amount to be received in the Offer and the Merger by holders of Shares (other than Danaher and its affiliates) was fair, from a financial point of view, to such holders. The full text of Salomon Smith Barney's written opinion dated May 4, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Salomon Smith Barney, is attached hereto as Annex I and is incorporated herein by reference. SALOMON SMITH BARNEY'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE PER SHARE AMOUNT TO BE RECEIVED IN THE OFFER AND THE MERGER BY HOLDERS OF SHARES

  (OTHER THAN DANAHER AND ITS AFFILIATES) AND IS NOT INTENDED TO CONSTITUTE, AND DOES NOT CONSTITUTE, A RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER SHARES PURSUANT TO THE OFFER OR AS TO ANY OTHER MATTER RELATING TO THE OFFER OR THE MERGER. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

     6. The limited number and nature of the conditions to Danaher's and Purchaser's obligation to consummate the Offer and the Merger and the limited risk of non-satisfaction thereof.

     7. The absence of a financing condition to the Offer and the perceived ability of Danaher and Purchaser to consummate the Offer, the Merger and the transactions contemplated by the Merger Agreement.

     8. The provisions of the Merger Agreement which permit the Board, in the exercise of its fiduciary duties, to consider an unsolicited superior proposal if one were to be made. The Board considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into such superior transaction involving the Company if the Company pays Danaher a $10,000,000 termination fee and expenses of up to $1,000,000, and gives Danaher five business days prior to terminating the Merger Agreement.

     9. The strong likelihood of obtaining the necessary regulatory approvals required to consummate the Merger, including antitrust approvals.

     10. The availability of appraisal rights under Section 910 of the New York Business Corporation Law for dissenting shareholders.

     11. The other terms and conditions of the Offer and the Merger.

     12. The interest of certain Company executives in the Offer and the Merger (see Item 3).
   The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation and approval of the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

INTENT TO TENDER

   To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender all shares of the Common Stock which are held of record or beneficially owned by such persons pursuant to the Offer, other than the Common Stock, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

   The Company has retained Salomon Smith Barney to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Salomon Smith Barney's engagement, the Company has agreed to pay Salomon Smith Barney an aggregate financial advisory fee equal to 1.5% of the total consideration, including liabilities assumed, payable in the Offer and the Merger. The Company also has agreed to reimburse Salomon Smith Barney for reasonable travel and other expenses, including the reasonable fees and expenses of its legal counsel, and to indemnify Salomon Smith Barney and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Salomon Smith Barney's engagement. In the ordinary course of business, Salomon Smith Barney and its affiliates (including Citigroup Inc. and its affiliates) may actively trade or hold the securities of the Company and Danaher for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

   Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   Except as set forth below, during the past sixty days, no transactions in the Common Stock have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

   On March 31, 2000, 219, 218, 218, 218, 436, and 218 shares of Common Stock were issued by the Company to Jerald G. Fishman, Herbert L. Henkel, James H. Kasschauss, J. Douglas Maxwell Jr., Robert N. Parker, Geoffrey S. Rehnert and George P. Stephan, respectively, as director fee shares.

ITEM 7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

SUBJECT COMPANY NEGOTIATIONS

   Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) a tender offer for or other acquisition of securities by or of the Company; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof;
(iii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; or (iv) any material change in the present capitalization, indebtedness or dividend rate or policy of the Company.

TRANSACTIONS AND OTHER MATTERS

   Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7 above.

ITEM 8. ADDITIONAL INFORMATION.

SECTION 14(F) INFORMATION STATEMENT

   The Information Statement attached as Annex II hereto is being furnished in connection with the possible designation by Purchaser pursuant to the Merger Agreement of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders.

NEW YORK BUSINESS CORPORATION LAW

   Section 912. As a New York corporation, the Company is subject to Section 912 of the New York Business Corporation Law (the "NYBCL"). In general, Section 912 of the NYBCL would prevent an "interested shareholder" (generally defined as a person beneficially owning 20% or more of a corporation's voting stock) from engaging in a business combination with a New York corporation for five years following the date such person became an interested shareholder unless before the person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination. Following such five year period, the corporation may engage in a business combination with an interested shareholder if (a) the business combination is approved by the affirmative vote of the holders of the outstanding voting stock not beneficially owned by the interested shareholder or (b) in addition to certain other requirements, the consideration to be received by the holders of common stock and preferred stock is equal to or greater than the higher of (i) the highest price paid the interested shareholder for the common stock or the preferred stock, as the case may be, during the five-year period prior to the announcement of the business combination or the date the interested shareholder became an interested shareholder, whichever is higher or (ii) the market value per share of common stock or preferred stock, as the case may be, on the date of announcement of the business combination or the date the interested shareholder became an interested shareholder, whichever is higher, plus interest from such date until the date of consummation.

   Prior to the execution of the Merger Agreement, the Board approved the Merger Agreement and the transactions contemplated thereunder, including the Offer and the Merger, and, therefore, the restrictions of Section 912 of the NYBCL are inapplicable to the Offer, the Merger and the related transactions.

   Section 905. Under Section 905 of the NYBCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's shareholders is required under New York law, a significantly longer period of time will be required to effect the Merger.

REGULATORY APPROVALS

   United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the offer is subject to such requirements.

   On May 11, 2000, each of Danaher and the Company filed with the FTC and the Antitrust Division a Notification and Report Form with respect to the Offer and the Merger. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period, unless both the FTC and the Antitrust Division terminate the waiting period prior thereto. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser. If such a request is made, the waiting period will be extended until the tenth day after substantial compliance by Purchaser with such request. Thereafter, the waiting period may be extended only by court order or by agreement of the parties. Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law.

   The FTC and the Antitrust Division scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or seeking divestitures of substantial assets of Danaher or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and Purchaser has advised the Company that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

   Foreign Antitrust Approvals. The Company owns property and conducts business in a number of other foreign countries and jurisdictions. In connection with the acquisition of the Shares in the Offer or the Merger, a notification is required by German competition law which Danaher will make shortly to the Federal Cartel Office. The purchase of Shares in the Offer may not be completed until the expiration of at least a thirty day waiting period following the German notification, unless that waiting period is earlier terminated. The laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. The governments in those countries and jurisdictions might attempt to impose additional conditions on the Surviving Corporation's operations conducted in those countries and jurisdictions as a result of the acquisition of the Shares in the Offer or the Merger. If such approvals or consents are found to be required the parties intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, we cannot be certain that such approvals or consents will be granted, and, if such approvals or consents are received, we cannot be certain as to the date of those approvals or consents. In addition, we cannot be certain that compliance or noncompliance will not have adverse consequences for the Company or any subsidiary after purchase of the Shares pursuant to the Offer or the Merger.

ITEM 9. EXHIBITS.

 Exhibit (a)(1)  Offer to Purchase, dated May 12, 2000 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of Purchaser filed on May 12, 2000)
 Exhibit (a)(2)  Letter of Transmittal (incorporated by reference to Exhibit
                 (a)(2) to the Schedule TO of Purchaser filed on May 12, 2000)
 Exhibit (a)(3)* Letter to shareholders of the Company, dated May 12, 2000
 Exhibit (a)(4)* Opinion of Salomon Smith Barney Inc., dated May 4, 2000
                 (included as Annex I to this Schedule 14D-9)
 Exhibit (a)(5)  Press Release issued by Danaher on May 4, 2000 (incorporated by reference to Exhibit (a)(6) to the Schedule TO of Purchaser filed on May 4, 2000)
 Exhibit (e)(1)  Agreement and Plan of Merger, dated as of May 4, 2000, by and among Danaher, Purchaser and the Company (incorporated by
                 reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed on May 12, 2000)
 Exhibit (e)(2)  Confidentiality Agreement, dated as of September 13, 1999 by and between Danaher and the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed on May
                 12, 2000)
 Exhibit (e)(3)  Letter employment agreement, dated as of May 21, 1991, for
                 Gideon Argov (incorporated by reference to Exhibit 10(c) to the Annual Report on Form 10-K of the Company for the year ended December 31, 1991)
 Exhibit (e)(4)  Letter employment agreement, dated as of July 1, 1991, for
                 Robert J. Cobuzzi (incorporated by reference to Exhibit 10(c)
                 to the Annual Report on Form 10-K of the Company for the year ended December 31, 1991)
 Exhibit (e)(5)  Letter employment agreement, dated as of July 27, 1999, for
                 Willy L. Verbrugghe (incorporated by reference to Exhibit
                 10(v) to the Annual Report on Form 10-K of the Company for the
                 year ended December 31, 1999)
 Exhibit (e)(6)  Form of Retention Agreement, as amended, entered into between the Company and Messrs. Argov, Cobuzzi, Desmond, Eder, Jones
                 and Verbrugghe (incorporated by reference to Exhibit 10(f) to the Annual Report on Form 10-K of the Company for the year ended December 31, 1998)
 Exhibit (e)(7)  Consulting Agreement, dated as of May 4, 2000, between Gideon
                 Argov and Danaher (incorporated by reference to Exhibit (d)(3)
                 to the Schedule TO of Purchaser filed on May 12, 2000)
 Exhibit (e)(8)  Amended and Restated Rights Agreement, dated as of October 22,
                 1998, between the Company and BankBoston, N.A., as Rights
                 Agent (incorporated by reference to Exhibit 4 to Form 8-K of the Company filed on November 4, 1998)
 Exhibit (e)(9)  Amendment No. 1 to the Amended and Restated Rights Agreement,
                 dated as of December 13, 1999, between the Company and
                 BankBoston, N.A., as Rights Agent (incorporated by reference to Exhibit 1 to Form 8-K of the Company filed on January 3,
                 2000)

 Exhibit (e)(10) Amendment No. 2 to the Amended and Restated Rights Agreement,
                 dated as of May 4, 2000 between the Company and Fleet National
                 Bank f/k/a BankBoston, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to Form 8-K of the Company filed on May 9, 2000)
 Exhibit (e)(11) Information Statement pursuant to Section 14(f) of the
                 Securities Exchange Act of 1934, as amended and Rule 14f-1 thereunder (included as Annex II to this Schedule 14D-9)

* Included in copy mailed to shareholders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2000

                                          Kollmorgen Corporation

                                                     /s/ James A. Eder
                                          By: _________________________________
                                            Name: James A. Eder
                                            Title:  Vice President, General
                                                    Counsel and Secretary

                                                                         ANNEX I

                   [LETTERHEAD OF SALOMON SMITH BARNEY INC.]


May 4, 2000

The Board of Directors
Kollmorgen Corporation
1601 Trapelo Road
Waltham, Massachusetts 02154

Members of the Board:

   You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Kollmorgen Corporation ("Kollmorgen") of the consideration to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of May 4, 2000 (the "Merger Agreement"), among Danaher Corporation ("Danaher"), King DC Acquisition Corp., a wholly owned subsidiary of Danaher ("Sub"), and Kollmorgen. As more fully described in the Merger Agreement, (i) Danaher will cause Sub to commence a tender offer to purchase all outstanding shares of the common stock, par value $2.50 per share, of Kollmorgen (the "Kollmorgen Common Stock") at a purchase price of $23.00 per share, net to the seller in cash (the "Cash Consideration" and, such tender offer, the "Tender Offer") and (ii) subsequent to the Tender Offer, Sub will be merged with and into Kollmorgen (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of Kollmorgen Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

   In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Kollmorgen and certain senior officers and other representatives and advisors of Danaher concerning the business, operations and prospects of Kollmorgen. We examined certain publicly available business and financial information relating to Kollmorgen as well as certain financial forecasts and other information and data for Kollmorgen which were provided to or otherwise discussed with us by the management of Kollmorgen. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Kollmorgen Common Stock; the historical and projected earnings and other operating data of Kollmorgen; and the capitalization and financial condition of Kollmorgen. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Kollmorgen. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

   In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Kollmorgen that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Kollmorgen as to the future financial performance of Kollmorgen. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Kollmorgen nor have we made any physical inspection of the properties

The Board of Directors
Kollmorgen Corporation
May 4, 2000
Page2
or assets of Kollmorgen. In connection with our engagement, we were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Kollmorgen. We express no view as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Kollmorgen or the effect of any other transaction in which Kollmorgen might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

   Salomon Smith Barney Inc. has acted as financial advisor to Kollmorgen in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We and our affiliates have in the past provided services to Kollmorgen and Danaher unrelated to the proposed Merger, for which services we have received compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Kollmorgen and Danaher for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Kollmorgen, Danaher and their respective affiliates.

   Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Kollmorgen in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Kollmorgen Common Stock in the Tender Offer or how such stockholder should vote on any matters relating to the proposed Transaction.

   Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of Kollmorgen Common Stock (other than Danaher and its affiliates) is fair, from a financial point of view, to such holders.

                                          Very truly yours,

                                          /s/ Salomon Smith Barney Inc.

                                          SALOMON SMITH BARNEY INC.

                                                                        ANNEX II

                             KOLLMORGEN CORPORATION
                               1601 TRAPELO ROAD
                          WALTHAM, MASSACHUSETTS 02451

                               ----------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                               ----------------

               NO VOTE OR OTHER ACTION OF KOLLMORGEN CORPORATION
          SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION
        STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED
                 NOT TO SEND A PROXY TO KOLLMORGEN CORPORATION

                               ----------------

   This Information Statement is being mailed on or about May 12, 2000 as part of a Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Kollmorgen Corporation, a New York corporation (the "Company") to the holders of shares of the common stock of the Company, par value $2.50 per share (the "Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. This Information Statement is being furnished in connection with the possible designation by Danaher Corporation, a Delaware corporation ("Danaher"), and King DC Acquisition Corp., a New York corporation and a wholly owned subsidiary of Danaher ("Purchaser"), of persons to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated May 4, 2000 (the "Merger Agreement"), among the Company, Danaher and Purchaser.

   The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, and from time to time thereafter, Danaher is entitled to designate such number of directors, rounded up to the next whole number, as will give Danaher representation on the Board (including committees of the Board) that is proportionate to its ownership interest in the Company (the "Danaher Designees"). Notwithstanding the foregoing, after the appointment of the Danaher Designees to the Board, at all times prior to the time and date on which the Merger becomes effective, the Board will include at least two directors who are not officers, directors, employees or designees of Danaher or any of its affiliates, including the Company (the Purchaser Insiders), and any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for performance of the obligations of Danaher or Purchaser or waiver of any of the Company's rights under the Merger Agreement will require approval of a majority of directors who are not Purchaser Insiders if such amendment, termination, extension or waiver could be reasonably likely to have an adverse effect on the minority shareholders of the Company. The Merger Agreement provides that, at the request of Danaher, the Company will promptly take all actions necessary to cause the Danaher Designees to be elected, including seeking the resignations of such number of directors as is necessary to enable the Danaher Designees to be elected by the Board. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

   You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement. The information contained in the Information Statement concerning Danaher and Purchaser has been furnished to the Company by Danaher. The Company assumes no responsibility for the accuracy or completeness of such information.

   The outstanding voting securities of the Company as of May 2, 2000, consisted of 10,357,822 shares of Common Stock, with 1,538,545 shares reserved for issuance pursuant to outstanding stock options. The holders of Common Stock are entitled to one vote for each share held of record by them.

                               DANAHER DESIGNEES

   The Danaher Designees will be selected by Danaher from and among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. Except as set forth below and in the Offer to Purchase, none of the following individuals beneficially owns any equity securities or rights to acquire securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the of the Securities Exchange Commission.

   Set forth below is certain information about each of the Danaher Designees:

   Patrick W. Allender, 53, has served as Chief Financial Officer of Danaher since March 1987.

   Daniel L. Comas, 35, was appointed Vice President, Corporate Development of Danaher in 1996. He has served Danaher in an executive capacity in the corporate development area for more than the past five years.

   James H. Ditkoff, 53, was appointed Vice President-Finance and Tax in January 1991.

   Christopher C. McMahon, 37, was appointed Vice President and Controller of Danaher in 1999. From 1997 until 1999 he was a Group Vice President for Danaher, and prior to this, he served as Vice President, Finance and Administration.

   Mitchell P. Rales, 43, has served as a director of Danaher since January 1984. In addition, during the past five years he has been a principal in a number of private business entities with interests in manufacturing companies, media operations and publicly traded securities. He is also a director of Imo Industries Inc.

   Steven M. Rales, 48, has served as Chairman of the Board of Danaher since January 1984. In addition, during the past five years he has been a principal in a number of private business entities with interests in manufacturing companies, media operations and publicly traded securities. He is also a director of Imo Industries Inc.

   George M. Sherman, 58, has served as President and Chief Executive Officer and a director of Danaher since February 1990. He is also a director of Campbell Soup Company.

                        CURRENT DIRECTORS OF THE COMPANY

   The following sets forth the name, age as of the date hereof, term and current principal occupation or employment and five-year employment history for the nine members currently serving on the Board. The Company's By-Laws provide for two classes of directors, with each class to serve a term of two years and to be composed of not less than four nor more than five directors. The Board is presently composed of nine directors, four of whom are members of Class I and five of whom are members of Class II. The terms of the persons currently serving on the Board expire at the annual meetings for the years indicated:
Messrs. Argov, Cobuzzi, Rehnert and Stephen, 2000; Messrs. Fishman, Henkel, Kasschau, Maxwell and Parker, 2001.

   GIDEON ARGOV, 43, is the Chairman of the Board, President and Chief Executive Officer of the Company. He was elected Chairman of the Board on March 26, 1996. He has been a director of the Company since May 23, 1991, and served as the Vice Chairman of the Board from that date until November 1991, when he was elected President and Chief Executive Officer. From 1988 to May 1991, he was the President and Chief Executive Officer of High Voltage Engineering Corporation. Mr. Argov is a member of the Executive Committee. He is also a director of TransTechnology Corporation and Tech/Ops Sevcon, Inc.

   ROBERT J. COBUZZI, 58, is the Senior Vice President, Treasurer and Chief Financial Officer of the Company. He joined the Company in July 1991 as the Treasurer, Chief Financial Officer and a Vice President. He was elected to his current position as Senior Vice President in February 1993. He was elected a director of the Company in 1996 and is a member of the Retirement Plans Committee.

   JERALD G. FISHMAN, 54, is the President, Chief Executive Officer and a director of Analog Devices, Inc., Norwood, Massachusetts. Prior to November 1996, he was the President and Chief Operating Officer of that company for five years. He served as the Executive Vice President of that company from 1988 to November 1991 and was the Group Vice President--Components from 1981 to 1988. Mr. Fishman has been a director of the Company since 1994 and he is a member of the Company's Executive and Personnel and Compensation Committees.

   HERBERT L. HENKEL, 51, is the President, Chief Executive Officer and a director of Ingersoll-Rand Company, Woodcliff Lake, New Jersey. From 1987 until March 1999 he held several executive positions with Textron, Inc. (a multi-industry company with operations in aircraft, automotive, industrial and finance), including serving as Vice President of Textron, Inc. responsible for the Textron Industrial Products segment from 1993 to 1998, and as President and Chief Operating Officer of Textron, Inc. from July 1998 to March 1999. Mr. Henkel was elected a director of the Company in 1997 and is a member of the Audit Committee.

   JAMES H. KASSCHAU, 48, is the President of International Contract Furnishings, Inc., Valley Cottage, New York, a position he has held since October 1995. Prior to that date, he was the President of Tinicum Incorporated, an investment management company located in New York, New York, and the President of Tinicum Enterprises, Inc., Garden City, New York. Mr. Kasschau has been a director of the Company since March 1990. He is the chairman of the Audit Committee and a member of the Retirement Plans Committee.

   J. DOUGLAS MAXWELL, JR., 58, is the Chief Executive Officer of NIRX Medical Technologies, Glen Head, New York. Prior to January 1, 1999 he was for ten years the Chairman of the Board and Chief Executive Officer of Swissray Empower, Inc., a distributor of medical products. From 1984 to 1988, he was President of Chemco Technologies, Inc. He has been a director of the Company since April 1983. He is a member of the Audit Committee and Personnel and Compensation Committee. Mr. Maxwell is also a director of the First National Bank of Long Island.

   ROBERT N. PARKER, 71, is a business consultant. From February 1991 to January 1992, he was the Executive Vice President of LTV Aerospace and Defense Corporation. From November 1986 to January 1991 he was President of the LTV Missiles and Electronics Group of The LTV Corporation. From 1983 until November 1986, he was President of the Missiles Division of The LTV Corporation. Mr. Parker has been a director of the Company since April 2, 1990. He is the chairman of the Personnel and Compensation Committee. He is also a director of Perceptronics, Inc., Woodland Hills, California.

   GEOFFREY S. REHNERT, 42, is a Managing Director and a General Partner of Bain Capital, Inc., a private equity firm located in Boston, Massachusetts. Mr. Rehnert has been associated with Bain Capital, which he helped to found, since 1984. He is also Chairman of the Board of GT Bicycles, and a director of ICON Health & Fitness, Inc., FTD Holdings, Inc. and WorldCorp Inc., as well as a director of several privately held companies. He was elected a director of the Company in 1996.

   GEORGE P. STEPHAN, 66, is a business consultant. From 1994 until 1999, he was a Managing Director and a member of Stonington Group, LLC, a financial and management consulting firm located in East Hartford, Connecticut, a position he has held since 1994. For over 22 years, Mr. Stephan held various executive management positions with the Company and served as the Chairman of the Board of the Company from 1991 until March 26, 1996. Mr. Stephan is a member of the Company's Executive Committee and Chairman of its Retirement Plans Committee and has been a director of the Company since July 1982. He is also a director of Barr Laboratories, Inc., a pharmaceutical manufacturer (NYSE), and a member of the Board of Advisors of the Hartwick Humanities in Management Institute.

                       EXECUTIVE OFFICERS OF THE COMPANY

   The following table sets forth certain information with respect to the current executive officers of the Company:

                NAME                AGE    PRESENT POSITION WITH THE COMPANY
                ----                --- ---------------------------------------
 Gideon Argov.....................   43 Chairman of the Board, President and
                                        Chief Executive Officer
 Robert J. Cobuzzi................   58 Senior Vice President, Treasurer and
                                        Chief Financial Officer
 Daniel F. Desmond................   50 Vice President and President, Aerospace
                                        & Defense Products Group
 James A. Eder....................   54 Vice President, Secretary and General
                                        Counsel
 Willy L. Verbrugghe..............   48 Vice President and President,
                                        Industrial & Commercial Products Group

               THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

   The business and affairs of the Company are managed under the direction of the Board. Members of the Board serve on one or more committees to carry out particular responsibilities.

   The Board held a total of seven regular and special meetings during 1999. Each director attended at least 75% of the aggregate number of meetings of the Board and Board committees on which such director served.

AUDIT COMMITTEE

   The Audit Committee is responsible for overseeing and reviewing the audit of the Company's books and accounts, for reviewing the audited financial statements of the Company, for reviewing the Company's internal control procedures and for reviewing and approving the Company's independent public accountants. No member of this Committee is an employee of the Company. The Audit Committee met three times during 1999.

PERSONNEL AND COMPENSATION COMMITTEE

   The Personnel and Compensation Committee generally is responsible for reviewing the Company's compensation policies and practices, and specifically for (i) reviewing and recommending to the Board the total compensation and benefit programs applicable to the Company's key employees, including corporate officers, and (ii) administering the Company's stock option plans. Also, this Committee reviews and makes recommendations on the policies and programs for the development of management personnel throughout the Company. This Committee met two times in 1999.

RETIREMENT PLANS COMMITTEE

   The Retirement Plans Committee advises the Board with respect to the Company's retirement plans and trusts, reviews the selection of trustees, recommends investment managers, and recommends action regarding the establishment and amendment of the retirement plans and trusts. This Committee held four meetings in 1999.

EXECUTIVE COMMITTEE

   The Executive Committee may exercise, with certain exceptions, all of the authority of the Board in the management of the business of the Company between regular meetings of the entire Board. The Executive Committee met one time in 1999.

NOMINATING COMMITTEE

   The Company does not have a standing nominating committee.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

   The following table sets forth certain information, as of March 24, 2000 with respect to all persons known to the Company to be the beneficial owners of more than 5% of any class of shares of the capital stock of the Company:

                                                     AMOUNT AND
                                                     NATURE OF
                                          TITLE OF   BENEFICIAL    PERCENTAGE
 NAME AND ADDRESS OF BENEFICIAL OWNER      CLASS     OWNERSHIP      OF CLASS
 ------------------------------------   ------------ ----------    ----------
 The "Gabelli Group" consisting of:     Common Stock 2,772,795(1)     26.5%
  Gabelli & Company, Inc.
  Gabelli Asset Management, Inc.
  Gabelli Funds, LLC
  Gabelli Group Capital Partners, Inc.
  Gabelli International Limited
  Gabelli Performance Partnership
  Gabelli Securities, Inc.
  Gamco Investors, Inc.
  Gemini Capital Management Ltd.
  Mario J. Gabelli
  Mark J. Gabelli

  c/o The Gabelli Group, Inc.
   One Corporate Center
   Rye, NY 10580

 Lord, Abbett & Co.
  90 Hudson Street
  Jersey City, NJ 07302                 Common Stock 1,052,527(2)    10.18%

 U. S. Trust Company of New York
  114 West 47th Street
  New York, NY 10036-1532               Common Stock   646,585(3)     6.26%

--------
(1) According to a Schedule 13D (Amendment No. 29) dated December 3, 1999, the Gabelli Group reported that the number of shares of Common Stock beneficially owned by the Gabelli Group includes shares of Common Stock receivable by the Gabelli Group if they were to convert all of the Company's 8 3/4% Convertible Subordinated Debentures Due 2009 (the "Debentures") beneficially owned by them. According to the Gabelli Group's
    Schedule 13D, as amended, each member of the Gabelli Group has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Stock or Debentures reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except as specifically set forth on such
    Schedule 13D.
(2) According to a Schedule 13G (Amendment No. 2) dated March 8, 2000, Lord, Abbett & Co. represented that it has sole voting and dispositive power with respect to all the shares reported.
(3) According to a Schedule 13G (Amendment No. 1) dated February 4, 2000, U.S. Trust Company of New York reported that it has shared voting and dispositive power with respect to all of the shares reported, which include 43,085 shares that could be acquired upon conversion of outstanding Debentures.

SECURITY OWNERSHIP OF MANAGEMENT

   The following table sets forth, as of March 24, 2000, the shares of each class of stock of the Company beneficially owned by all nominees, all directors, and all executive officers named in the Summary Compensation table, and all nominees, directors and executive officers of the Company as a group:

                                                TITLE OF     SHARE   PERCENTAGE
            NAME OF BENEFICIAL OWNER             CLASS     OWNERSHIP  OF CLASS
            ------------------------          ------------ --------- ----------
   Gideon Argov (1).......................... Common Stock  296,000     2.86%
   Robert J. Cobuzzi (1)..................... Common Stock  190,400     1.84%
   Daniel F. Desmond (1)..................... Common Stock   41,700        *
   James A. Eder (1)......................... Common Stock   72,840        *
   Jerald G. Fishman (2)..................... Common Stock   20,804        *
   Herbert L. Henkel (2)..................... Common Stock   19,430        *
   James H. Kasschau (2)..................... Common Stock   56,805        *
   Douglas Maxwell, Jr. (2).................. Common Stock   81,912        *
   J. Robert N. Parker (2)................... Common Stock   24,264        *
   Geoffrey S. Rehnert (2)................... Common Stock   39,258        *
   George P. Stephan (2)..................... Common Stock   75,835        *
   Willy L. Verbrugghe (1)................... Common Stock      -0-        *
   All directors and executive officers of
    the
    Corporation, as a group (1)(2)........... Common Stock  919,248      8.3%

-------------------------
*less than 1%.
(1) Includes the number of shares that could be acquired within 60 days under the Company's stock option plans:
  (i) Mr. Argov 275,000; (ii) Mr. Cobuzzi 185,400; (iii) Mr. Desmond 41,700;
      (iv) Mr. Eder 72,400; and
  (v) Mr. Verbrugghe         .
(2) Inclusive of 17,000, 18,500, 29,000, 29,000, 19,000, 25,000, 24,000 shares of Common Stock, which, respectively, Messrs. Fishman, Henkel, Kasschau, Maxwell, Parker, Rehnert and Stephan have the present right to acquire upon the exercise of non-qualified stock options granted under the Director Plan.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

   The following table sets forth information concerning compensation of the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers during the last three fiscal years.

                                                                   LONG-TERM
                              ANNUAL COMPENSATION (1)             COMPENSATION
                         --------------------------------- --------------------------
                                                RESTRICTED NUMBER OF
                                                  STOCK      STOCK         ALL
   NAME AND PRINCIPAL          SALARY             UNITS     OPTIONS       OTHER
        POSITION         YEAR   ($)     BONUS   VALUE$ (3)  AWARDED  COMPENSATION (4)
   ------------------    ---- -------- -------- ---------- --------- ----------------
Gideon Argov ........... 1999 $344,000 $      0  $     0          0      $ 3,200
 Chairman of the Board,
  President              1998  331,000  156,000   39,000    125,000        3,200
 and Chief Executive Of-
  ficer                  1997  315,000  295,000        0          0        3,200
Robert J. Cobuzzi....... 1999 $237,000      $ 0  $ 00000          0      $ 3,200
 Senior Vice President,
  Treasurer              1998  228,000   91,000   22,000     76,000        3,200
 and Chief Financial Of-
  ficer                  1997  217,000  163,000        0          0        3,200
Daniel F. Desmond....... 1999 $204,000 $ 20,000  $     0          0        3,200
 Vice President; Presi-
  dent, Aerospace &      1998  196,040   77,200   19,300     60,000            0
 Defense Products Group  1997  171,756        0        0          0            0
James A. Eder........... 1999 $189,000 $      0        0          0      $ 3,200
 Vice President, Secre-
  tary                   1998  182,000  133,000   33,000     66,000        3,200
 and General Counsel     1997  173,000  100,000        0          0        3,200
Willy L. Verbrugghe
 (2).................... 1999 $109,000 $ 75,000        0     70,000      $72,713
 Vice President; Presi-
  dent, Industrial
 & Commercial Products
  Group

-------------------------
(1) The dollar value of perquisites and other personal benefits for each of the named executive officers was less than the applicable reporting thresholds.
(2) Mr. Verbrugghe was elected a corporate officer in August, 1999. The amount in the column titled "All other Compensation" includes reimbursed relocation expenses of $70,880.
(3) Pursuant to the 1998 Corporate Incentive Plan for corporate officers, 20% of an individual's bonus is paid in restricted stock units in accordance with the terms of 1998 Management Stock Incentive Plan (the "Plan"). These values are based upon the closing price of a share of the Company's Common Stock on the date of grant. Pursuant to the Plan, the units (i) vest on the third anniversary of the date of grant, except that they vest immediately upon "a change of control", (ii) are not entitled to any voting rights, and
    (iii) receive a quarterly payment equal to the dividend paid on the Company's Common Stock.
(4) Represents contributions by the Company to its 401(k) Savings and Investment Plan on behalf of the named executive officers.

AGGREGATED OPTION EXERCISES AND OPTION VALUES AT DECEMBER 31, 1999

                                                NUMBER OF SECURITIES       VALUE OF UNEXPECTED
                                               UNDERLYING UNEXERCISED    "IN-THE-MONEY" OPTIONS
                           SHARES     VALUE   OPTIONS DECEMBER 31, 1999     DECEMBER 31, 1999(2)
                          ACQUIRED   REALIZED ------------------------- -------------------------
                         ON EXERCISE   (1)                UNEXERCISABLE EXERCISABLE UNEXERCISABLE
          NAME           ----------- -------- EXERCISABLE ------------- ----------- -------------
Gideon Argov............       0        $0      265,000      130,000     $866,370      $68,140
Robert Cobuzzi..........       0         0      178,200       77,800      617,144       37,946
Daniel Desmond..........       0         0       35,750       48,000      148,340            0
James Eder..............       0         0       65,200       60,800      180,776       15,504
Willy Verbrugghe........       0         0            0       70,000            0       74,410

--------
(1) Value represents the differences between the closing price of the Common Stock on the date of exercise and the exercise price, multiplied by the number of shares acquired on exercise.
(2) Based upon the December 31, 1999, fair market value share price of $12.313, less the share price to be paid upon exercise.

OPTION GRANTS DURING 1999

                                                                              POTENTIAL
                                      % OF TOTAL                             REALIZABLE
                         SECURITIES    OPTIONS    EXERCISE OR             VALUE AT ASSUMED
                         UNDERLYING   GRANTED TO  BASE PRICE               ANNUAL RATES OF
                           OPTIONS   EMPLOYEES IN     (2)     EXPIRATION STOCK APPRECIATION
                         GRANTED (1) FISCAL YEAR   ($/SHARE)     DATE      FOR OPTION TERM
          NAME           ----------- ------------ ----------- ---------- -------------------
Willy Verbrugghe........   70,000         48%       $11.250    8/14/09   $495,255 $1,255,072

--------
(1) 10% of the options granted are exercisable starting 12 months after the grant date, an additional 10% of the options are exercisable after 18 months, and an additional 20% of the options are exercisable on the second, third, fourth and fifth anniversary dates thereafter. All options were granted at the fair market value on the date of grant.
(2) The option exercise price is equal to the fair market value of the underlying shares of Common Stock on the date of the grant.
(3) In accordance with SEC rules, these columns show gains that might exist for the respective options over a period of ten years. If the stock price does not increase above the exercise price, compensation to the named executives will be zero.

PENSION PLAN

   All salaried employees with one year of service, including executive officers of the Company, are participants in the Kollmorgen Corporation Salaried Employees Retirement Plan (the "Plan"). The Plan is a defined benefit plan, and the benefits are not reduced by Social Security benefits or by payments from other sources. In the event of a termination of the Plan following a Change in Control (as defined in the Plan), any assets of the Plan remaining after provision is made for all benefits thereunder will be used to supplement such benefits. This provision may not be amended or terminated following a Change in Control. Benefits under the Plan are based upon years of service and the highest consecutive five year average annual base salaries. The term "annual base salary," as used in the preceding sentence, makes reference to the "Salary" column in the Summary Compensation Table. For the year ended December 31, 1999 the credited years of service of Messrs. Argov, Cobuzzi, Desmond, Eder and Willy Verbrugghe under the Plan are 9, 8, 26, 23, and 0 respectively.

   The following table sets forth the annual benefits which would become payable at age 65 under the Plan based upon a straight life annuity form of benefit and various levels of covered compensation and years of service:

                     YEARS OF SERVICE AT RETIREMENT IN 2000

     FINAL AVERAGE
      EARNINGS AT
      RETIREMENT           15                20                25              30 OR MORE
     -------------       -------           -------           -------           ----------
          $100,000       $24,345           $32,460           $40,575           $   48,690
           125,000        31,095            41,460            51,825               62,190
           150,000        37,845            50,480            63,075               75,690
           175,000        40,545            54,060            67,575               81,090
           200,000        40,545            54,060            67,575               81,090
           250,000        40,545            54,060            67,575               81,090
           300,000        40,545            54,060            67,575               81,090
           350,000        40,545            54,060            67,575               81,090
           400,000        40,545            54,060            67,575               81,090

Annual benefits provided by the Company under this Plan are subject to certain restrictions and limitations under the Internal Revenue Code of 1986, as amended (the "Code"), and applicable regulations, as in effect from time to time. Currently the Code prohibits tax-qualified defined benefit pension plans from taking into account for benefit calculation any compensation in excess of $170,000 ($160,000 for years 1999, 1998, 1997; $150,000 for 1996) per annum and limits annual benefit payments under such plans to $130,000. These limits and prohibitions are indexed for inflation.

                EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT
                       AND CHANGE OF CONTROL ARRANGEMENTS

   The Company entered into employment agreements with Messrs. Argov, Cobuzzi and Verbrugghe at the time each of them joined the Company. Each agreement protects the Company from disclosure of confidential information by the executive and contains the executive's covenant not to compete with the Company following termination of employment under certain circumstances. The agreement with Mr. Argov, the Company's Chairman of the Board, President and Chief Executive Officer, provides for the initial annual base salary, describes the employee benefit plans under which he is entitled to participate, and provides that if the Company terminates his employment other than for "Cause" (as defined in the agreement) he will be entitled to receive an amount equal to his current base salary, in a lump sum. The agreements with Messrs. Cobuzzi and Verbrugghe, respectively, the Company's Chief Financial Officer, Treasurer and Senior Vice President, and Vice President and President of the Industrial & Commercial Products Group, provide for the initial annual base salary on the date of hire, describe the employee benefit plans under which each is entitled to participate and provide that in the event of termination, other than for "Cause", each individual is entitled to his current base salary, in lump sum. In addition, pursuant to his agreement, Mr. Verbrugghe received a bonus of $75,000 upon joining the Company.

   The Company has entered into employment agreements with each of the individuals named in the Summary Compensation Table that will trigger a term of employment of two years upon a Change of Control. During the term of the employment period the executive, among other things, is entitled to (a) receive an annual base salary at his current rate, and (b) participate in all incentive and benefit plans at the same levels in effect immediately prior to the Change of Control. If the executive's employment is terminated without cause or for good reason (as defined in the agreements) during the two year term following a Change of Control, the executive shall be entitled to a lump sum payment, equal to two and one-half times (a) the current annual salary, and (b) the average of the two most recent annual incentive bonuses. In addition, the executive shall be entitled to a continuation of welfare benefits for a period of thirty months following the date of termination. If any payment or distribution by the Company to the executive is determined to be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, he is entitled to receive from the Company a payment on an after-tax basis equal to the excise tax imposed. A "Change of Control" is generally defined for purposes of the agreements as (i) the acquisition of 30% or more of the outstanding shares of Common Stock, (ii) a change in a majority of the Board, unless approved by the incumbent directors (other than as a result of a contested election), and (iii) certain reorganizations, mergers, consolidations, liquidations or dissolutions.

              BOARD COMPENSATION REPORT ON EXECUTIVE COMPENSATION

   The Personnel and Compensation Committee (the "Committee") of the Company's Board is composed of independent directors who are not employees or officers of the Company. The Committee's decisions on compensation with respect to executive officers are reviewed with and approved by all of the non-employee directors, who constitute a majority of the Board. The Committee is responsible for developing and implementing the compensation programs which establish the pay levels of the Company's executive officers and certain other key employees. The Committee strives to establish performance criteria, evaluate performance and determine base salary and incentive payments for the Company's key decision makers to ensure the Company's ability to attract and retain high caliber executives by providing appropriate incentives to deliver the maximum short-term and long-term financial results for the benefit of shareholders. The Committee also approves compensation matters involving other key employees of the Company, and periodically reviews the annual salaries of all key employees, including executive officers.

   The Committee also administers and approves the grant of awards under the Kollmorgen 1991 Long Term Incentive Plan ("LTIP"), the 1998 Management Stock Incentive Plan ("MSIP"), and other incentive compensation plans of the Company for executive officers and certain other key employees of the Company.

From time to time, the Company, on the recommendation of the Committee, has retained the services of independent compensation consultants to evaluate the Company's executive compensation programs.

   In order to meet its objectives, the Committee has chosen three components of its compensation program to meet the Company's pay philosophy. Base salaries, the fixed regular periodic component of pay, are based on the average level of base salaries among a competitive peer group of companies of comparable size. The bonus plan for executive officers, which is directly linked to the financial performance of the Company, is designed to provide additional cash and stock compensation when specific financial performance goals are achieved or exceeded. The 1999 annual incentive bonus plan for executive officers provides for a combination of cash and restricted stock units (pursuant to the MSIP) when the Company meets its operating plan in terms of primary earnings per share, cash flows, revenues and critical objectives. Finally, the LTIP and MSIP plans reward executive officers and key employees for delivering long-term value to the Company's shareholders. The plans are structured in such a way as to reward executives only to the extent that shareholders have benefited over some measurable period of time. Historically, the Company has used the grant of stock options that vest over specified periods, currently five years, to accomplish this objective. In determining a grant of stock options, the Committee considers the amount and terms of outstanding options previously granted to executive officers.

   In 1999, Mr. Argov, Chairman of the Board, President and Chief Executive Officer received a salary increase of 4%. The Committee believes that Mr. Argov's total compensation package is equitable in comparison to the median of the total compensation awarded to chief executives of industries with similar product lines and of similar size, based on information regarding compensation trends which has been obtained via survey, outside consultants, and historical data.

   The Omnibus Budget Reconciliation Act of 1993 added Section 162(m) to the Internal Revenue Code of 1986, as amended. Section 162(m) generally denies a publicly held corporation, such as the Company, a federal income tax deduction for compensation in excess of $1 million per year paid or accrued for each of its chief executive officers and four other most highly compensated executive officers. Certain "performance based" compensation is not subject to the limitation on deductibility provided that certain shareholder approval and independent director requirements are met.

   Because of the fact that the compensation paid to each of the Company's executive officers has not exceeded $1 million per year, the Committee does not believe that the limitation on deductibility of executive compensation is currently material to the Company. The Committee will continue to review the situation in light of the final regulations and future events with the objective of achieving deductibility to the extent appropriate.

   Members of the Personnel and Compensation Committee:

                                          Jerald G. Fishman
                                          J. Douglas Maxwell, Jr.
                                          Robert N. Parker

                               PERFORMANCE GRAPH

   The following performance graph compares the five-year cumulative total shareholder return, assuming reinvestment of dividends, on $100 invested on December 31, 1994, in each of Kollmorgen Corporation Common Stock, Standard & Poor's 500 Stock Index, and the Standard & Poor's Electrical Equipment Index.

                   COMPARISON OF FIVE YEAR CUMULATIVE RETURN
               KOLLMORGEN CORPORATION COMMON STOCK, S&P 500 INDEX
                          AND S&P ELECTRICAL EQUIPMENT

                                                                 S&P ELECTRICAL
                                        KOLLMORGEN CORP. S&P 500 EQUIPMENT INDEX
                                        ---------------- ------- ---------------
      Dec-94...........................       100          100         100
      Dec-95...........................       193          138         140
      Dec-96...........................       194          169         190
      Dec-97...........................       326          226         268
      Dec-98...........................       272          290         359
      Dec-99...........................       221          351         538

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and persons who beneficially own more than 10 percent of the Company's stock to file certain reports with the Securities and Exchange Commission ("SEC") and the New York Stock Exchange concerning their beneficial ownership of the Company's equity securities. Applicable SEC regulations also require such persons to furnish the Company with copies of all such reports. Based solely on a review of the copies of such reports furnished to the Company as of the date of this proxy statement, or written representations that no reports were required, the Company believes that, during 1999, all filing requirements applicable to its directors, officers and greater than 10 percent shareholders were satisfied.